Exhibit 99.1

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

TRITERRAS, INC.

(an exempted company with limited liability incorporated under the laws of the Cayman Islands)

(THE “COMPANY”)

NOTICE OF AN ANNUAL GENERAL MEETING

to be held virtually on 5 May 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the 2021 annual general meeting (the “AGM”) of the shareholders of the Company will be held virtually at 9:00 a.m. (Singapore time) on 5 May 2022 (Thursday), and at any adjourned or postponed meeting thereof, for purposes set out below. The AGM will be a completely virtual meeting of the shareholders, which will be conducted via the following link: https://www.cstproxy.com/triterras/2021. The virtual meeting will be accessible 15 minutes prior to the start of the AGM.

SPECIAL RESOLUTION

To consider and pass the following special resolution:

1.	Amendment to the Amended and Restated Articles of Association:

“RESOLVED that article 30.3 of the Amended and Restated Articles of Association of the Company be replaced in its entirety with the following:

30.3.	The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the 2021 annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the 2022 annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the 2023 annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.”

ORDINARY RESOLUTIONS

To consider and pass the following ordinary resolutions:

2.	Re-election of Srinivas Koneru as a Class I Director:

“RESOLVED that Srinivas Koneru be re-elected as Class I Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended).”

3.	Re-election of Jayapal Ramasamy as a Class I Director:

“RESOLVED that Jayapal Ramasamy be re-elected as Class I Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended).”

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

4.	Re-election of Kenneth Stratton as a Class I Director:

“RESOLVED that Kenneth Stratton be re-elected as Class I Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended).”

5.	Directors of the Company

“RESOLVED that, immediately following this AGM, the Directors of the Company and the information contained in the table below is approved and ratified in all respects.

Name of Director	Class of Director	Original Appointment Date	Current Term Expires
Srinivas Koneru	Class I	10 November 2020	2024 AGM
Jayapal Ramasamy	Class I	28 April 2021	2024 AGM
Kenneth Stratton	Class I	10 November 2020	2024 AGM
Alvin Tan	Class II	10 November 2020	2022 AGM
Lilian Koh Nee Noi	Class II	28 April 2021	2022 AGM
Yong-Moon Kim	Class II	28 April 2021	2022 AGM
Richard M. Maurer	Class III	19 February 2020	2023 AGM
Adrian Kow Tuck Hoong	Class III	29 January 2021	2023 AGM”

6.	Ratification of Appointment of WWC, P.C. as the Company’s independent registered public accounting firm for fiscal year ended February 28, 2022

“RESOLVED that the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ended February 28, 2022 be approved and ratified in all respects.”

7.	Proposed Subdivision

“RESOLVED that the 83,195,869 outstanding and issued ordinary shares of the Company, par value US$0.0001 per share (“Ordinary Shares”), and 469,000,001 authorised but unissued Ordinary Shares be subdivided at a ratio of not less than 1-for-2 and not greater than 1-for-20, with the exact ratio to be set within that range at the discretion of the board of directors of the Company on or before 5 May, 2023 without further approval or authorisation of the shareholders of the Company, noting that the directors may alternatively elect not to effect the subdivision as authorised by shareholders of the Company, at their discretion.”

ADDITIONAL INFORMATION:

As at the date of this Notice of AGM (this “Notice”), we have not received notice of any other matters that may be properly presented at the AGM.

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on 24 March 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of the Company’s Ordinary Shares whose names are on the register of members of the Company at the close of business on the Record Date will be entitled to attend and vote at the AGM and any adjourned or postponed meeting thereof. If your Ordinary Shares are held in “street name” or are in a margin or similar account, which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted.

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

After careful consideration, the Board of Directors has approved the proposals and recommends that you vote FOR each of the proposed shareholder resolutions.

Shareholders may obtain a copy of the Company’s latest Annual Report on Form 20-F (the “2021 Annual Report”), free of charge from the Company’s website at www.triterras.com.

In addition to mailing this Notice, the Proxy Statement and our 2021 Annual Report to shareholders are available at: https://www.cstproxy.com/triterras/2021

How You Can Vote:

Your vote is important.

You can vote before the AGM, and are strongly encouraged to do so. As promptly as possible, you are urged to complete, sign, date and return the accompanying proxy card to our transfer agent, CONTINENTAL STOCK TRANSFER & TRUST CO, at 1 STATE STREET FLOOR 30, NEW YORK CITY, N.Y. 10275-0741, UNITED STATES OF AMERICA, no later 9.00 am Singapore time on 3 May 2022, being no later than 48 hours prior to the start of the AGM (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting), if you wish to exercise your voting rights. You may also vote electronically at www.cstproxyvote.com prior to the AGM.

Shareholders of record can also vote their shares in person by attending the virtual AGM via this link: https://www.cstproxy.com/triterras/2021.

By Order of the Board of Directors,

Triterras, Inc.

Srinivas Koneru

Founder, Executive Chairman and Chief Executive Officer

4 April 2022

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

TRITERRAS, INC.

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON 5 MAY 2022

PROXY STATEMENT

The Board of Directors (the “Board of Directors”) of Triterras, Inc. (the “Company”) is soliciting proxies for the 2021 annual general meeting of shareholders (the “AGM”) of the Company to be held virtually at 9:00 a.m. (Singapore time) on 5 May 2022 (Thursday). Only holders of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”) at the close of business on 24 March 2022, the record date for the AGM (the “Record Date”), will be entitled to attend and vote at the AGM or at any adjournment thereof.

Any shareholder entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on their behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one (1) vote in respect of each Ordinary Share held on the Record Date. If your Ordinary Shares are held in “street name” or are in a margin or similar account, which means your shares are held of record by a broker, bank or other nominee, and you wish to attend the AGM and vote, you must obtain a legal proxy from your broker, bank or other nominee. Beneficial owners who own their investments through a bank or broker or other nominee will need to obtain a “control number” to vote their shares at the AGM. Please contact Continental Stock Transfer & Trust Company to receive a control number at least 72 hours before the AGM.

This Proxy Statement describing the matters to be voted upon at the AGM along with a proxy card enabling the shareholders to mail in their votes will be mailed on or about 4 April 2022, to all shareholders entitled to vote at the AGM. Such Proxy Statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.triterras.com on or about 4 April 2022.

Whether or not you plan to attend the AGM, it is important that your shares be represented and voted. Accordingly, after reading this Notice and accompanying Proxy Statement, please sign, date and mail the proxy card or vote over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Continental Stock Transfer & Trust Company no later than 9.00 a.m. Singapore Time on 3 May 2022 to be validly included in the tally of shares voted at the AGM. Detailed proxy voting instructions are provided on the proxy card. In the case of a shareholder that is a natural person, the proxy card must be executed under the hand of the shareholder or his or her attorney-in-fact. In the case of a shareholder that is a corporation or other non-natural person, the proxy card must be executed on its behalf by a duly authorized representative or attorney-in-fact for the corporation. Any power of attorney or any other authority under which the proxy card is signed (or a duly certified copy of such power of attorney or authority) must be included with the proxy card.

QUESTIONS AND ANSWERS ABOUT - THE AGM AND VOTING YOUR SHARES

WHY AM I RECEIVING THE NOTICE OF AGM, PROXY STATEMENT AND PROXY CARD?

The Board of Directors has delivered the AGM materials to you in connection with the solicitation of proxies for use at the AGM. As a shareholder, you are invited to attend the AGM online and are requested to vote on the items of business described in the Notice of AGM and this Proxy Statement.

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

WHAT RESOLUTIONS ARE TO BE PROPOSED AT THE AGM?

The following resolutions are proposed to be put to a vote of the shareholders of the Company at the AGM:

SPECIAL RESOLUTION

To consider and pass the following special resolution:

1.	Amendment to the Amended and Restated Articles of Association:

“RESOLVED that article 30.3 of the Amended and Restated Articles of Association of the Company be replaced in its entirety with the following:

30.3.	The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the 2021 annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the 2022 annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the 2023 annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the board of Directors shall shorten the term of any incumbent Director.”

ORDINARY RESOLUTIONS

To consider and pass the following ordinary resolutions:

2.	Re-election of Srinivas Koneru as a Class I Director:

“RESOLVED that Srinivas Koneru be re-elected as Class I Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended).”

3.	Re-election of Jayapal Ramasamy as a Class I Director:

“RESOLVED that Jayapal Ramasamy be re-elected as Class I Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended).”

4.	Re-election of Kenneth Stratton as a Class I Director:

“RESOLVED that Kenneth Stratton be re-elected as Class I Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended).”

5.	Current Directors of the Company

“RESOLVED that, immediately following this AGM, the Directors of the Company and the information contained in the table below is approved and ratified in all respects.

Name of Director	Class of Director	Original Appointment Date	Current Term Expires
Srinivas Koneru	Class I	10 November 2020	2024 AGM
Jayapal Ramasamy	Class I	28 April 2021	2024 AGM
Kenneth Stratton	Class I	10 November 2020	2024 AGM
Alvin Tan	Class II	10 November 2020	2022 AGM
Lilian Koh Nee Noi	Class II	28 April 2021	2022 AGM
Yong-Moon Kim	Class II	28 April 2021	2022 AGM
Richard M. Maurer	Class III	19 February 2020	2023 AGM
Adrian Kow Tuck Hoong	Class III	29 January 2021	2023 AGM”

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

6.	Ratification of Appointment of WWC, P.C. as the Company’s independent registered public accounting firm for fiscal year ended February 28, 2022

“RESOLVED that the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ended February 28, 2022 be approved and ratified in all respects.”

7.	Proposed Subdivision

“RESOLVED that the 83,195,869 outstanding and issued ordinary shares of the Company, par value US$0.0001 per share (“Ordinary Shares”), and 469,000,001 authorised but unissued Ordinary Shares be subdivided at a ratio of not less than 1-for-2 and not greater than 1-for-20, with the exact ratio to be set within that range at the discretion of the board of directors of the Company before 5 May, 2023 without further approval or authorisation of the shareholders of the Company, noting that the directors may alternatively elect not to effect the subdivision as authorised by shareholders of the Company, at their discretion.”

HOW DOES THE BOARD RECOMMEND I VOTE?

After careful consideration, the Board of Directors of the Company has approved the proposals and recommends that you vote FOR each of the proposed shareholder resolutions.

WHAT HAPPENS IF ADDITIONAL MATTERS ARISE AT THE AGM?

If any other matters are properly presented for consideration at the AGM, the persons named as proxy holders will have discretion to vote on those matters in their discretion unless you direct them otherwise in your proxy instructions. We do not anticipate any matters other than the matters set forth above to be presented or raised at the AGM.

WHO CAN VOTE AT THE AGM? WHAT IS THE QUORUM?

Shareholders of record of the Ordinary Shares of the Company at the close of business on 24 March, 2022, the record date for the AGM (the “Record Date”), and beneficial owners having received a control number from Continental Stock Transfer & Trust Company at least 72 hours before the AGM are entitled to attend and vote at the AGM or at any adjournment thereof.

Shareholders entitled to vote and be present in person or by proxy or (in the case of a shareholder being a corporation or other entity) by its duly authorized representative, representing a majority of Ordinary Shares in the Company shall form a quorum.

WHAT VOTE THRESHOLD IS REQUIRED?

For resolution 1, which is a special resolution under the laws of the Cayman Islands, the affirmative vote of at least two-thirds of the shares present in person or by proxy at the AGM and voted at the AGM are required to pass such resolution.

For resolutions 2-7 inclusive, which are ordinary resolutions under the laws of the Cayman Islands, the affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were present and voted at the AGM are required to pass each such resolution.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust. The Notice of AGM and this Proxy Statement will be mailed directly to a shareholder of record.

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of the shares, which are said to be held in “street name” and your bank or other nominee is considered the shareholder of record with respect to such shares. Your bank or other nominee would usually forward the Notice of AGM and this Proxy Statement to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares. Because a beneficial owner is not the shareholder of record, you should not attend the AGM unless you first obtain a legal proxy from the bank or other nominee that holds your shares, giving you the right to vote such shares at the AGM. You will then need to contact Continental Stock Transfer & Trust Company to receive a control number at least 72 hours before the AGM to be able to vote the relevant Ordinary Shares at the AGM.

HOW TO VOTE?

Shareholders of record can vote their shares in person by attending the virtual AGM via this link: https://www.cstproxy.com/triterras/2021.

Prior to the AGM, shareholders can vote over the Internet at www.cstproxyvote.com in accordance with the instructions on your proxy card or by mail by completing, signing and mailing your proxy card. The proxy card must be received by Continental Stock Transfer & Trust Company no later than 9.00 a.m. Singapore Time on 3 May 2022 to be validly included in the tally of shares voted at the AGM.

In the case of joint shareholders, where more than one of the joint shareholders purports to appoint a proxy, only the appointment submitted by the most senior holder (being the first named holder in respect of the shares in the Company’s register of members) will be accepted.

If you are a beneficial owner of Ordinary Shares, you have the right to direct your bank, broker or other nominee how to vote your shares. Because a beneficial owner is not the shareholder of record, you should not attend the AGM unless you in turn obtain a legal proxy from the bank or other nominee that holds your shares, giving you the right to vote such shares at the AGM. You will then need to contact Continental Stock Transfer & Trust Company to receive a control number at least 72 hours before the AGM to be able to vote the relevant Ordinary Shares at the AGM.

MORE THAN ONE PROXY CARD?

If you receive more than one proxy card, it likely means your shares are registered differently. Please use each proxy card to vote so as to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares “FOR” each of proposals. If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted.

Beneficial Owners: If you are a beneficial owner whose Ordinary Shares are held in “street name” and you do not give voting instructions to your bank, broker or other nominee, then your bank, broker or other nominee may exercise discretionary authority to vote only on matters that it determines to be “routine.” Your bank, broker or other nominee may take the view that none of the proposals at the AGM are “routine”, and therefore none of the shares for which you are the beneficial owner may be voted at the AGM. We recommend you submit your voting instructions to your bank, broker or other nominee in accordance with their relevant procedures to enable the relevant shares to be voted at the AGM.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy before it is exercised at the AGM by filing with the Company a duly signed revocation at CONTINENTAL STOCK TRANSFER & TRUST COMPANY, 1 STATE STREET FLOOR 30, NEW YORK CITY, N.Y. 10275-0741, UNITED STATES OF AMERICA. Attendance at the AGM will have the effect of revoking a proxy. If you are a beneficial owner whose Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee in accordance with their requirements. If you have been provided with a proxy from your bank, broker or other nominee, you will need to contact Continental Stock Transfer & Trust Company to receive a control number at least 72 hours before the AGM to be able to vote the relevant Ordinary Shares at the AGM.

HOW DO I KNOW THE VOTING RESULTS?

Continental Stock Transfer & Trust Company is acting as inspector of the votes at the AGM and will count and certify the votes cast at the AGM. We plan to announce preliminary voting results at the AGM, and we will report the final results in a Form 6-K filing, which we will file with the SEC after the AGM.

WHERE CAN I GET A COPY OF THE AGM MATERIALS?

The Proxy Statement and our 2021 Annual Report to shareholders are available at: https://www.cstproxy.com/triterras/2021

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

PROPOSALS

PROPOSAL NO. 1

AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION

1.	Amendment to the Amended and Restated Articles of Association

During the course of preparing for the AGM, it was discovered that Article 30.3 contained certain typographical errors and the Company wishes to correct the same. Under Cayman Islands law, changes to the Amended and Restated Articles of Association are required to be passed by a special resolution of the shareholders. The changes are shown below:

30.3.	The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the 2021 annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the 2022 annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the 2023 annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

“RESOLVED that article 30.3 of the Amended and Restated Articles of Association of the Company be replaced in its entirety with the following:

30.3.	The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the 2021 annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the 2022 annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the 2023 annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

PROPOSAL NO. 2

RE-ELECTION OF SRINIVAS KONERU AS A CLASS I DIRECTOR

2.	Re-election of Srinivas Koneru as a Class I Director.

Per the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission on August 28, 2020, the Class I Directors are to be considered for re-election after a term of 3 years at our 2021 annual general meeting of shareholders.

Srinivas Koneru is the Executive Chairman of the board of directors and the Chief Executive Officer of Triterras, Inc. and has served in such capacities since the completion of the Business Combination in November 2020. Mr. Koneru established the operating entity, Triterras Fintech Pte. Ltd. (“Fintech”), in 2018 and has served as a director of Fintech since its formation. Mr. Koneru has over 35 years of professional experience focused on technology and manufacturing. Prior to founding Fintech and developing the Kratos platform, Mr. Koneru invested to co-found Antanium Resources Pte Ltd in 2012, and has subsequently been a member of the board of directors and risk committee of Antanium Resources Pte Ltd and board of directors of Antanium Global Pte Ltd and Antanium Holdings Pte. Ltd. Prior to investing in Antanium Resources Pte. Ltd., Mr. Koneru exited Exxova Inc., an IT development and services company, in 2010. He grew revenues in this business from zero to over $80 million. Prior to this, Mr. Koneru was a partner and Chief Executive Officer of Lanco Global Systems, Inc., where he successfully turned around three underperforming IT companies. Before Lanco, Mr. Koneru worked for a large systems integrator at GE Power Systems in the United States, leading a team of over 200 consultants to provide business intelligence solutions worldwide. Prior to this, Mr. Koneru assisted his family businesses. Mr. Koneru holds a degree in Mechanical Engineering from BMS College of Engineering, Bangalore, India.

“RESOLVED that Srinivas Koneru be re-elected as Class I Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended).”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RE-ELECTION OF SRINIVAS KONERU AS A CLASS I DIRECTOR

PROPOSAL NO. 3

RE-ELECTION OF JAYAPAL RAMASAMY AS A CLASS I DIRECTOR

3.	Re-election of Jayapal Ramasamy as a Class I Director.

Per the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission on August 28, 2020, the Class I Directors are to be considered for re-election after a term of 3 years at our 2021 annual general meeting of shareholders.

Jayapal Ramasamy has served on our board of directors since April 28, 2021 and he brings significant international tax, accounting, and finance experience to Triterras’ Board. Mr. Jayapal is a Fellow of the Association of Chartered Certified Accountants UK (FCCA), the Fellow Institute of Singapore Chartered Accountants (FCA) and Fellow of CPA Australia (FCPA). Mr. Jayapal has served as the Deputy President of UK Accounting Group, McMillan Woods International since November 2012, and has been instrumental in developing the Asian network for McMillan Woods, particularly in India, Bangladesh, Pakistan and Sri Lanka. He has served as a director at Alliance Corporate Services Pte Ltd., a group that specializes in offshore company formation and offers nominee services for offshore businesses in prime offshore jurisdictions, since April 2010, Chairman of Hallmark Capital Pte Ltd., since August 2015 a company that serves the corporate finance and related needs of growing companies and Chairman of Hallmark Nominee Services Pte Ltd Singapore since June 2004. He also is a board member of ANSA India Pte Ltd since March 2010, a member of the Board of Governors of St. John International School, Malaysia since January 2011 and the Deputy Chairman of International Student Recruitment Center Pte Ltd since October 2010. He is as one of the Founder Members and Past President of the Institute of Management Consultants (IMC). Mr. Jayapal served on the boards of directors of various companies, including Savant Infocom PLC, Panel Kerr Forster, Parker Randall, Parker Randall Sdn Bhd, Parker Randall India Pvt Ltd, AEC Edu Group Pte Ltd, and Sindia Property Group Pte Ltd. He previously was a Council Member serving on the Singapore Branch at the Association of Chartered Certified Accountants (ACCA). He studied ACCA in London through Emile Woolf College of Accounting, became a member of ACCA in 1985 and a Fellow in 1990. He co-authored several books in taxation and tax management.

“RESOLVED that Jayapal Ramasamy be re-elected as Class I Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended).”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RE-ELECTION OF JAYAPAL RAMASAMY AS A CLASS I DIRECTOR

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

PROPOSAL NO. 4

RE-ELECTION OF KENNETH STRATTON AS A CLASS I DIRECTOR

4.	Re-election of Kenneth Stratton as a Class I Director

Per the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission on August 28, 2020, the Class I Directors are to be considered for re-election after a term of 3 years at our 2021 annual general meeting of shareholders.

Kenneth Stratton has served on our board of directors since November 10, 2020. He is the CEO of Asia Pacific FI Training Pte. Ltd. in Singapore (“Asia Pacific FI Training”). Asia Pacific FI Training was established in Singapore in early 2013 with a key objective of designing and delivering sales, risk and product training across every aspect of corporate and international banking and he served in the position since March 2017 and from March 2013 to March 2015. At Asia Pacific FI Training, Mr. Stratton leveraged his experience in fintech and worked with some of the largest international banks (such as Standard Chartered Bank, DBS Bank Limited and ANZ Bank) to design and deliver training across corporate banking, including strategic sales and account management, product sales, working capital, structured trade and cash management. Prior to his current position, he served as a general manager at the Bank of Tokyo, Mitsubishi, in Singapore from April 2015 to February 2017. Mr. Stratton also served as managing director at DBS Bank Limited in Singapore from October 2010 to February 2013. While at DBS Bank Limited, his fintech solutions helped to double revenue streams from approximately SGD 700 million to approximately SGD 1.5 billion in two years. Altogether, Mr. Stratton has over 30 years of experience in the banking and supply chain finance industries, and over 20 years of experience developing fintech solutions. He holds a Diploma from Securities Institute of NSW and University of NSW, Sydney, Australia and is conversational in Japanese.

“RESOLVED that Kenneth Stratton be re-elected as Class I Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended).”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RE-ELECTION OF

KENNETH STRATTON AS A CLASS I DIRECTOR

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

PROPOSAL NO. 5

CURRENT DIRECTORS OF THE COMPANY

5.	Current Directors of the Company

As a matter of good corporate governance, the Company wishes to confirm, ratify, approve and confirm, following this AGM, its Directors and their respective term expiry dates.

“RESOLVED that, immediately following this AGM, the Directors of the Company and the information contained in the table below is approved and ratified in all respects.

Name of Director	Class of Director	Original Appointment Date	Current Term Expires
Srinivas Koneru	Class I	10 November 2020	2024 AGM
Jayapal Ramasamy	Class I	28 April 2021	2024 AGM
Kenneth Stratton	Class I	10 November 2020	2024 AGM
Alvin Tan	Class II	10 November 2020	2022 AGM
Lilian Koh Nee Noi	Class II	28 April 2021	2022 AGM
Yong-Moon Kim	Class II	28 April 2021	2022 AGM
Richard M. Maurer	Class III	19 February 2020	2023 AGM
Adrian Kow Tuck Hoong	Class III	29 January 2021	2023 AGM”

Alvin Tan

Alvin Tan has served on our board of directors and as our Chief Financial Officer since 10 November 2020. Mr. Tan has over 20 years of financial experience in several leading commodity trading firms. Mr. Tan spent 15 years at Cargill, under Cargill Trade & Structured Finance Pte Ltd and Cargill Asia Pacific Treasury Ltd from August 1998 to January 2012. Prior to joining Fintech, Mr. Tan worked at Golden Agri Resources, Musim Mas Holdings and Rhodium Resources from February 2012 to November 2020. Mr. Tan has a proven track record in enhancing shareholder value by increasing profits and cash flows through improving effectiveness and efficiency of various financial and management functions Mr. Tan also has strong business acumen and skills in leadership, financial management, and analytics. He brings with him a wealth of experience in system implementations, transfer pricing, business process improvements, and cost controls. He has proven resourcefulness and problem-solving abilities across different scenarios and jurisdictions. Mr. Tan is a Certified Public Accountant and holds a degree in Accounting and Finance from Curtin University of Technology.

Lilian Koh Nee Noi

Lilian Koh Nee Noi has served on our board of directors since 28 April 2021 and brings to Triterras 30 years of experience in information technology, including nearly a decade of working on large-scale computerization projects for the Singapore government. She has served as the founding Chairman and Chief Executive Officer of iAPPS Pte Ltd., a financial technology company specializing in mobile app development and marketing, since 2012. Ms. Koh Nee Noi is also a senior member of the Singapore Computer Society since December 2002. Ms. Koh Nee Noi founded Network Integration Systems & iCommerce (NIS Group) an internet centric b2b2c electronic commerce company that successfully developed one of the world’s first Electronic Data Interchanges (EDI) over the internet, developed Singapore’s first internet commerce management system in 1995, and received the SingaporeONE Pioneer Award in 1997 for the first B2B2C supermarket e-commerce system for Cold Storage. She co-developed curriculum and lectured for National University of Singapore’s Institute of Logistics’ RFID Master Class programme from 2004 to 2006 and launched the RFID/Internet of Things Summit with Thailand’s Ministry of Information and Communication in 2006. She served as a judge for Singapore’s inaugural e-Government Excellence Awards in 2013, which was jointly organized by Singapore’s Ministry of Finance and Infocomm Development Authority of Singapore. Ms. Koh Nee Noi was recognized by The Singapore Women’s Weekly magazine as one of the ‘Great Women of Our Time 2015’ for her career achievements and contributions in science and technology.

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

Yong-Moon Kim

Yong-Moon Kim has served on our board of directors since 28 April 2021. He was a founder of the first Korean robo-advisor PKI, which was selected for the Korean government’s fintech “sandbox.” He also served as an advisor to Smartforecast, a Korean machine-learning fintech startup focusing on AI-driven portfolio management from February 2017 to March 2019 and Tenspace, an AI-driven credit rating fintech startup from February 2020 to present. Mr. Kim’s investment and capital markets experience includes serving as Managing Director and Head of Global Equities at Credit Suisse Asset Management from July 2007 to February 2009, where he led a team of portfolio managers in Zurich, London, New York, Tokyo, and Singapore. His many accomplishments at Credit Suisse include creating joint ventures with ICBC in China and Woori Financial Group in Korea, building a fund distribution channel in Japan, and rebuilding Credit Suisse’s private client practice in the UAE. Prior to Credit Suisse, Mr. Kim served as the inaugural Head of Mirae Asset Global Investments, a financial services group headquartered in Seoul, South Korea from April 2004 to May 2007. Mr. Kim holds a BA in East Asian Studies from McGill University. Mr. Kim also holds an MBA from the University of Chicago Booth School of Business with a major in international finance and accounting. He is licensed by the Hong Kong Securities and Futures Commission as a Responsible Officer for Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

Adrian Kow Tuck Hoong

Adrian Kow Tuck Hoong was appointed to our board of directors on 29 January 2021. He brings to Triterras more than 30 years of experience and leadership in financial planning and reporting, strategic and corporate finance, and risk management. Throughout his career, he has held senior leadership positions with leading global companies, including being the Group Chief Financial Officer of Boardroom Limited, a corporate and advisory services company, from August 2015 to July 2020, Lagardère Sports, a sports marketing agency, from October 2007 to July 2015, Star Sports (formerly ESPN Star Sports), a group of Indian multinational cricket centric pay television sports channels owned by Star India, a subsidiary of The Walt Disney Company India, from November 2005 to September 2007 and Nortel Networks Corporation, a former Canadian multinational telecommunications and data networking equipment manufacturer from September 1997 to December 2004. Mr. Kow earned a Bachelor of Commerce (B. Comm) degree with an emphasis in Accounting and Economics from the University of Melbourne. He is a member of both the Institute of Singapore Chartered Accountants (ISCA) and CPA Australia. He is also a Chartered Financial Analyst (CFA).

Richard M. Maurer

Richard M. Maurer has served on our board of directors since 10 November 2020 and served as Netfin Acquisition Corp.’s Chief Executive Officer from April 2019 until its Business Combination with Triterras in November 2020. For more than 40 years, Mr. Maurer has been actively involved in private equity, corporate governance and corporate executive, financial and operational management. Since January 2012, Mr. Maurer has been actively seeking and making private equity investments for his own account in Asia and South East Asia, including India, Malaysia, Singapore and Hong Kong. During November 2016, Mr. Maurer founded Longview Resources Group, a Hong Kong based and headquartered international commodity trading group. Since Longview’s founding, it has acquired and merged with three international commodity trading companies in Hong Kong, Singapore and Malaysia) and formed three additional commodity trading companies (in the United States, United Kingdom and Australia).

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE CURRENT DIRECTORS OF THE COMPANY

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

PROPOSAL NO. 6

APPROVAL, RATIFICATION AND CONFIRMATION OF RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

6.	Ratification of Appointment of WWC, P.C. as the Company’s independent registered public accounting firm for fiscal year ended February 28, 2022

The audit committee of the Board of Directors (the “Audit Committee”) proposes to ratify and approve the appointment of WWC, P.C. (“WWC”), as the Company’s independent registered public accounting firm for the fiscal year ended February 28, 2022.

Although shareholder ratification is not required by our Amended and Restated Articles of Association or otherwise, the Board of Directors is submitting the selection of WWC to our shareholders for ratification as a matter of good corporate practice. If the shareholders do not ratify the appointment of WWC by the affirmative vote of the holders of a majority of our Ordinary Shares present in person or by proxy at the AGM and entitled to vote, the Audit Committee will reconsider the selection of the independent registered public accounting firm.

“RESOLVED that the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ended February 28, 2022 be approved and ratified in all respects.”

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR APPROVAL, RATIFICATION AND CONFIRMATION OF THE RE-APPOINTMENT OF WWC, P.C. AS the Company’s independent registered public accounting firm FOR FISCAL YEAR ENDED FEBRUARY 28, 2022

PROPOSAL NO. 7

SUBDIVISION

7.	Proposed Subdivision

The Company’s Ordinary Shares were previously listed on the Nasdaq Stock Market LLC (“Nasdaq”). The Company intends to apply to have the Ordinary Shares listed again on Nasdaq, and believes that the proposed subdivision will enhance its ability to obtain a listing on Nasdaq.

A Nasdaq listing requires, among other items, an initial bid price of at least $4.00 per share and following initial listing, maintenance of a continued price of at least $1.00 per share. Reducing the number of outstanding shares of the Company’s Ordinary Shares should, absent other factors, increase the per share market price of the Ordinary Shares, although the Company cannot provide any assurance that its minimum bid price would remain following the subdivision above any applicable minimum price requirement. There is no assurance that, even if the subdivision results in the Ordinary Shares meeting any applicable minimum price requirement, that the Company will meet all other requirements for listing the Ordinary Shares on Nasdaq or that the Company’s listing application will be approved.

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

Additionally, the Company believes that the proposed subdivision is advisable because the Company anticipates that the expected increase to the market price of the Ordinary Shares as a result of implementing the subdivision may improve the marketability and liquidity of the Ordinary Shares and encourage interest and trading in the Company’s securities. The subdivision could allow a broader range of institutions to invest in the Company’s securities (namely, investors that are prohibited from buying shares whose price is below a certain threshold), potentially increasing the liquidity of the Ordinary Shares.

The subdivision could help increase analyst and broker interest in the Ordinary Shares as their policies can discourage them from following or recommending companies with low share prices. Because of the trading volatility often associated with low-priced shares, many brokerage firms and institutional investors have internal policies and practices that either prohibit them from investing in low-priced shares or tend to discourage individual brokers from recommending low-priced shares to their customers. Some of those policies and practices may function to make the processing of trades in low-priced shares economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced shares generally represent a higher percentage of the share price than commissions on higher-priced shares, the current average price per share of the Ordinary Shares could result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.

For the reasons discussed herein, the Company believes that effecting the subdivision is in the Company’s and its shareholders’ best interests.

While reducing the number of the outstanding Ordinary Shares through the subdivision is intended, absent other factors, to increase the per share market price of the Ordinary Shares, other factors, such as the Company’s financial results, market conditions and the market perception of the Company’s business may adversely affect the market price of the Ordinary Shares. As a result, there can be no assurance that the subdivision, if completed, will result in the intended benefits described above, that the market price of the Ordinary Shares will increase following the subdivision or that the market price of the Ordinary Shares will not decrease in the future. Additionally, the Company cannot assure you that the market price per share of the ordinary Shares after the subdivision will increase in proportion to the reduction in the number of the Ordinary Shares outstanding before the subdivision. Accordingly, the total market capitalization of the Ordinary Shares after the subdivision may be lower than the total market capitalization before the subdivision.

“RESOLVED that the 83,195,869 outstanding and issued ordinary shares of the Company, par value US$0.0001 per share (“Ordinary Shares”), and 469,000,001 authorised but unissued Ordinary Shares be subdivided at a ratio of not less than 1-for-2 and not greater than 1-for-20, with the exact ratio to be set within that range at the discretion of the board of directors of the Company before 5 May 2023 without further approval or authorisation of the shareholders of the Company, noting that the directors may alternatively elect not to effect the subdivision as authorised by shareholders of the Company, at their discretion.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE SUBDIVISION